SVM-based blockchain with freedom to transact

X1 Blockchain is a low-cost, high-speed, high-performance, high-throughput, censorship-resistant and monolithic Layer-1 blockchain designed to enable freedom to transact with minimal technical and economic limitations

X1 Whitepaper   **X1 Docs**   **Testnet**

INVEST IN **X1 LABS**

Stripe for Web3: Blockchain software development and infrastructure operations

x1.xyz Newark, DE

Highlights

1 Fully Decentralized Infrastructure: Ensures transparency, security, and resilience.

2 Instant Settlement Speeds: Achieves transaction finality in mere seconds

3 Zero-Cost Stablecoin Transactions: Eliminates transaction fees within the network for stablecoins

Featured Investor



Alex Alex in

Invested $49,500

Follow

"I've known Jack Levin since his days at Google, where I saw first-hand his ability to solve incredibly complex technical problems with elegance and precision. Jack is a true technical genius and a builder at heart, capable of turning ambitious ideas into robust, scalable systems. What excites me about X1 Labs is that it's rooted in strong, fundamental crypto principles - the kind that create real, lasting value rather than chasing hype. In a space often dominated by short-term noise, X1 Labs is focused on building infrastructure and technology that can stand the test of time, grounded in sound technical and economic fundamentals. I believe this combination of visionary leadership, deep technical expertise, and principled execution positions X1 Labs to stand out in the crypto landscape -and to deliver meaningful impact for years to come."

Founder



Jack Levin CEO

Developed Google search infrastructure '99-2005

X1 Blockchain Pitch Deck



OUR MISSION

To provide a decentralized, censorship-resistant infrastructure
that empowers the freedom to transact with minimal technical
and economic limitations.

OUR TEAM



JACK LEVIN

Google's first backend architect and the first
Google employee to launch a Layer 1 blockchain.
He founded Imageshack and Yfrog. Starting in
2011, he began mining Bitcoin and has since
been involved in B2B blockchain projects.

𝕏 **@MrJackLevin** 427,200 followers

AXEL ECKERBOM
Co-Founder

NICOLAS PETTAS
Co-Founder

LEO BELYAEV
Co-Founder

Google ImageShack yfrog

BLOCKCHAIN REIMAGINED



High performance & high decentralization



High Nakamoto coefficient

Reduced validator costs

100% compatible with Solana Virtual Machine (SVM)



WHY SVM?

FAST, CHEAP, BATTLETESTED

A highly efficient and low-cost network, proven reliable under various challenging conditions, consistently delivering dependable performance.

STRONGEST PERFORMANCE

Delivers exceptional speed and scalability through parallelisation with minimal latency, optimizing throughput for large-scale applications

ATOMIC COMPOSABILITY

Enables seamless, secure transactions across multiple protocols, ensuring instant interoperability without compromising safety.



DECENTRALIZATION & PERFORMANCE

X1 is optimized for a high Nakamoto coefficient while maintaining high performance

SOLANA

X1

PARALLELISM + SMART CONTRACTS

Sui

AVALANCHE

CARDANO

Polkadot

SEQUENTIAL + SMART CONTRACTS

TRON

Ethereum

XRP



NO SMART CONTRACTS

1 2 3 4
17
19
27
59
132
200+
NAKAMOTO COEFFICIENT
(Censorship Resistance)

X1 | 6

X1 ECONOMICS: MODIFIED CONSENSUS REDUCES VALIDATOR COST, YIELDING MORE SCALABLE NETWORK

	SOLANA	X1
Cost to run a single validator	$200.00 / day	$5.00 / day 40X cheaper
Aggregate cost to run the network	$100 Million / year	$2.5 Million / year

COST EFFICIENCY

X1 Blockchain cuts validator costs by leveraging optimized consensus mechanisms and scalable infra-structure, achieving a 40x increase in cost efficiency.

This significant reduction lowers the entry barrier for validators, boosting network decentralization, security, and scalability without compromising performance.

X1 | 7

BLOCK PRODUCTION CENTRALIZATION REDUCTION

RANDOMIZED LEADER SELECTION

VRF-based selection ensures fairness and prevents leader predictability or manipulation.

PERFORMANCE-DRIVEN SCHEDULING

High-performing validators are prioritized for block production, ensuring faster blocks.

RESILIENT DECENTRALIZATION

Balanced stake influence and broad validator participation limit centralization and enhance long-term network security.

X1 | 8

X1 ECONOMICS: DYNAMIC TRANSACTION FEES

Progressively more expensive as block fills up (measured in CU)



	T1	T2	T3	T4	
					100%
					75%
Total block capacity **48M**					50%
					25%
					0%
CU's/thread	0-48M	0-48M	0-48M	0-48M	

SUSTAINABLE ECONOMIC MODEL

X1's pricing for Compute Units (CU) per block deters spam, ensuring fair, secure, and efficient resource use.

By aligning resource allocation with actual demand, it ensures efficiency. The result: better pricing and less spam.



Base fee = txCU x M (lamports) where, M - dynamic based on block congestion

X1 | 9

END USER COST REDUCTION THROUGH SCALING

EFFICIENT SCALING

X1 cuts validator costs and maximizes throughput, lowering transaction fees for users and enabling rapid, affordable scaling. This efficient infrastructure enhances speed and affordability, making X1 a high-performance blockchain poised for widespread use.



Cheaper nodes

Higher node capacity

Faster, more scalable network

Less expensive transactions

X1 | 10

X1 TECHNICALS: FASTER TRANSACTION SCHEDULER



	SOLANA	X1
Thread pool capacity	4 threads	16-32 threads 4-8X more

EXPANDED THREAD POOLS

By expanding the thread pool capacity from 4 to 16—32 threads, X1 achieves much faster scheduling than Solana, where a 4-thread limit constrains its throughput.

This enhancement boosts parallelism and efficiency in transaction processing without increasing validator costs, resulting in superior performance.

X1

STABLECOIN-OPTIMIZED NETWORK TO POWER THE FUTURE OF GLOBAL PAYMENTS

The *stripe* for Web3

STABLECOIN MARKET

STABLECOIN SUPPLY HAS GROWN 30X IN THE LAST 5 YEARS

STABLECOIN MARKET IS PROJECTED TO REACH $1.6-$3.7 TRILLION BY 2030



5-16X
in 5 years

$3.7T

$1.6T





50
0
USDT
USDC
BUSD
DAI
USDP
GUSD
Others
8
63
188
132
150
234
2020
2021
2022
2023
2024
2025
$0.5T
2030 (Bear Case)
2030 (Base Case)
2030 (Bull Case)

Source: DeFi Llama, Citi Institute

Source: Federal Reserve Bank, Bank of England, European Central Bank, FBOC, Citi Institute

Future projections are not guaranteed.

X1 ADVANTAGE - QOS

Consistent low fees with predictable pricing. Optimised designated data paths with congestion reduction and spike protection.

✦ POWER FEATURE

QUALITY-OF-SERVICE

Priority lanes for P2P transfers and stable coin transfers. No matter what happens to the chain — you can still transfer. This feature is unique to X1.

BLOCK SPACE
SCHEDULER
1
2
3
4
5
6
7
8
9
Dedicated block space for money transmission
Scheduler prioritization of P2P & stablecoin transfers

X1 ADVANTAGE - GASLESS TRANSFERS

Paymasters abstract gas by paying validator fees in the native token on behalf of users. Monetization via spreads or volume-based pricing, enabling gasless UX.

✦ POWER FEATURE

GASLESS STABLECOIN TRANSFERS

Gasless P2P transfers are powered by paymasters, who cover validator fees behind the scenes. Users don't need native tokens, their transfers are frictionless

ⓘ X1 will set up edge nodes at the paymasters to get pre-confirmation times down to 2ms.

1 User A send money to user B — free.
PayPal fee
User A
Gasless Transfer
User B
PayPal
Paymasters
2 PayPal is debited the cost of the transfer that executes on the chain, very small fee per tx.

X1 ADVANTAGE - SPEED

Instantaneous payment UX

⚡ **POWER FEATURE**

ULTRA-LOW LATENCY

Sub-5ms pre-confirmation speeds, eliminating payment friction. Edge node optimistic confirmation architecture reduces last-mile latency for real-time transactions. Instant UX.

User
Sends gasless tx

Edge node
Pre-confirms tx gas via paymasters

2ms pre-confirmation

X1 Validator Network

~2s finality

BUILT FOR RAILS. BUILT FOR *SCALE*.

X1

X1 TESTNET PERFORMANCE



In a live testnet of the X1 blockchain, we demonstrated lightning-fast block speed and near instant transaction confirmations across a large validator network

COMMUNITY VALIDATORS (>290)

VALIDATOR MAP

All community-owned nodes

X1 TESTNET MILESTONES TO DATE

290+
Active nodes

15
Countries

10B+
Transactions

TACHYON VALIDATOR RELEASED

FEATURING

Zero-cost voting

Dynamic base fees

ROADMAP



PRIVATE TRANSACTIONS

SCALABLE CONSENSUS

IMPROVED LEADER SELECTION

ON-CHAIN MEV CAPTURE





TRANSACTIONS	CONSENSUS	SELECTION	MEV CAPTURE
By implementing homomorphic encryption, X1 will support private transactions and enable secure, private proofs	By scaling consensus, X1 boosts transaction speed and efficiency, supporting greater network demand seamlessly.	By utilizing statistical ML alorithms to analyze and select leaders based on performance, X1 will significantly improve its decentralization and inclusion	X1 validator implements open-source MEV block engine, allowing for fully decentralized access to MEV opportunities

Currently being implemented

COMPATIBILITY

Utilizing SVM ensures full compatibility with the entire Solana ecosystem.

WALLETS

phantom, Atomic Wallet, Trust Wallet, Ledger, SOLFLARE, Backpack

TOOLING

MAGIC EDEN, Solana Beach, LIQ Protocol, Aleph.im, Solana Project, NEON

DEFI

Jupiter, Marinade, solayer, RAYDIUM, ORCA, Solend

APPLICATION

PUMP.FUN, STAR ATLAS, KAMINO, Solstarter, MAPS.ME, AUDIUS

INFRASTRUCTURE

Ren, WORMHOLE, Jito, arweave.org, the graph, MoonPay

KEY PARTNERSHIP OBJECTIVES

METAPLEX, Jupiter, ORCA

WORMHOLE, SOLFLARE, Meteora, Marinade

phantom, RAYDIUM, Backpack

Jito, TRITON, HELIUS

Downloads

📄 [X1-DECK-05232025 fresh.pdf](#)